EXHIBIT 99.1

Huazhu Announces Its Preliminary Results for Hotel Operation in the Second Quarter of 2018

SHANGHAI, China, July 16, 2018 (GLOBE NEWSWIRE) --

Huazhu Group Limited (NASDAQ:HTHT) (“Huazhu”, or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operation in the second quarter ended June 30, 2018.

Operating Metrics

	For the quarter ended
	June 30,	March 31,	June 30,
	2017	2018	2018
Occupancy rate (as a percentage)
Leased and owned hotels	90.8%	85.6%	91.4%
Manachised hotels	90.8%	84.0%	89.8%
Franchised hotels	74.4%	69.8%	78.7%
Blended	90.1%	83.7%	89.6%
Average daily room rate (in RMB)
Leased and owned hotels	232	243	270
Manachised hotels	188	194	212
Franchised hotels	203	228	248
Blended	199	207	226
RevPAR (in RMB)
Leased and owned hotels	211	208	246
Manachised hotels	171	163	190
Franchised hotels	151	159	195
Blended	179	173	203

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30,		yoy
	2017	2018	change
Total	2,866	2,866
Leased and owned hotels	559	559
Manachised and franchised hotels	2,307	2,307
Occupancy rate (as a percentage)	92.0%	92.2%	0.3%
Average daily room rate (in RMB)	196	210	7.5%
RevPAR (in RMB)	180	194	7.9%

Hotel Development

	Number of hotels in operation				Number of rooms in operation
	Opened	Closed (1)	Net added	As of	Net added	As of
	in Q2 2018	in Q2 2018	in Q2 2018	June 30, 2018	in Q2 2018	June 30, 2018
Leased and owned hotels	7	(7)	-	673	723	86,231
Manachised and franchised hotels	140	(54)	86	3,230	7,735	307,186
Total	147	(61)	86	3,903	8,458	393,417
(1) Reasons for closures include property-related issues, operating loss and non-comliance issues. As of June 30, 2018, two manachised hotels were temporarily closed for brand upgrade.

Number of hotels in pipeline as of June 30, 2018
Leased hotels	39
Manachised and franchised hotels	800
Total(2)	839
(2) Including 145 hotels under brands of ibis, ibis Styles, Mercure, Grand Mercure and Novotel; 113 hotels under brands of Orange Select and Crystal Orange.

Business Update by Segment

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q2 2018	June 30, 2018
Economy hotels	(7)	2,857
HanTing Hotel	(9)	2,236
Leased hotels	(12)	428
Manachised hotels	3	1,804
Franchised hotels	0	4
Hi Inn	4	395
Leased hotels	(1)	29
Manachised hotels	2	317
Franchised hotels	3	49
Elan Hotel	(2)	218
Manachised hotels	0	188
Franchised hotels	(2)	30
Orange Hotel	0	8
Leased hotels	0	6
Manachised hotels	0	1
Franchised hotels	0	1
Midscale and upscale hotels	93	1,046
JI Hotel	29	452
Leased hotels	0	91
Manachised hotels	29	359
Franchised hotels	0	2
Starway Hotel	4	177
Leased hotels	0	2
Manachised hotels	4	145
Franchised hotels	0	30
Joya Hotel	0	7
Leased hotels	0	4
Manachised hotels	0	2
Franchised hotels	0	1
Manxin Hotels & Resorts	2	17
Leased hotels	0	3
Manachised hotels	2	11
Franchised hotels	0	3
HanTing Premium Hotel	17	45
Leased hotels	6	17
Manachised hotels	11	28
Ibis Hotel	7	112
Leased and owned hotels	2	19
Manachised hotels	7	51
Franchised hotels	(2)	42
Ibis Styles Hotel	7	23
Leased hotels	1	1
Manachised hotels	7	20
Franchised hotels	(1)	2
Mercure Hotel	9	28
Leased hotels	2	4
Manachised hotels	7	19
Franchised hotels	0	5
Novotel Hotel	1	5
Manachised hotels	1	4
Franchised hotels	0	1
Grand Mercure	1	6
Leased hotels	0	1
Manachised hotels	1	3
Franchised hotels	0	2
Orange Select	13	127
Leased hotels	2	48
Manachised hotels	5	54
Franchised hotels	6	25
Crystal Orange	3	47
Leased hotels	0	20
Manachised hotels	2	18
Franchised hotels	1	9
Total	86	3,903

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	June 30,		June 30,		yoy change	June 30,		yoy change	June 30,		yoy change
	2017	2018	2017	2018		2017	2018		2017	2018
Economy hotels	2,406	2,406	161	174	8.0%	172	186	8.1%	94%	94%	-0.1%
Leased hotels	459	459	168	189	12.2%	182	201	10.3%	92%	94%	1.7%
Manachised and franchised hotels	1,947	1,947	159	170	6.6%	168	181	7.4%	95%	94%	-0.7%
Midscale and upscale hotels	460	460	251	269	7.2%	297	312	4.8%	84%	86%	2.0%
Leased and owned hotels	100	100	313	332	6.1%	345	365	5.5%	91%	91%	0.5%
Manachised and franchised hotels	360	360	226	243	7.8%	276	289	4.5%	82%	84%	2.5%
Total	2,866	2,866	180	194	7.9%	196	210	7.5%	92%	92%	0.3%

About Huazhu Group Limited
Huazhu Group Limited is a leading hotel operator and franchisor in China. As of June 30, 2018, the Company had 3,903 hotels or 393,417 rooms in operation. With a primary focus on economy and midscale hotel segments, Huazhu’s brands include Hi Inn, HanTing Hotel, Elan Hotel, HanTing Premium Hotel, JI Hotel, Starway Hotel, Joya Hotel, Crystal Orange Hotel, Orange Hotel Select, Orange Hotel and Manxin Hotel. The Company also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.

The Company's business includes leased and owned, manachised and franchised models. Under the lease and ownership model, the Company directly operates hotels typically located on leased or owned properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2018, Huazhu Group operates 22 percent of its hotel rooms under lease and ownership model, 78 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Contact Information
Investor Relations
Tel: 86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com